SO 3/3/03

03002522

UNITED STATES
[redacted] AND EXCHANGE COMMISSION
/ashington, D.C. 20549

VF 2-27-03

OMB APPROVAL	
OMB Number:	3235-0123
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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/31/02 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSMITTAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 WALL ST.
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernath & Rosenberg, P.C.
1140 Avenue of the Americas
New York, N.Y. 10036-5803 (Name – *if individual, state last, first, middle name*)
13-3368774

(Address) (City) (State) (Zip Code)

RECD S.E.C.
FEB 25 2003
585

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ub 3-7-03

FORM X-17A-5

10/85

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form)

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH DC 165

This report is being filed pursuant to (Check Applicable Block(s):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: TRANSMITTAL SECURITIES CORP. [13]

SEC FILE NO.: 12-003602 [14]

FIRM ID. NO.: 13-5629920 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

82 WALL ST. [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): JAN 1, 2002 [24]

NEW YORK [21] NY [22] 10005 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY): DEC. 31, 2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JACOB I. ROSENBERG [30]

(Area Code)—Telephone No.: 212-221-1140 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the __________ day of __________ 19__.

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

BERNATH + ROSENBERG P.C.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

1140 AVE. OF THE AMERICAS NY NY [70] 10036

ADDRESS

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. N 2 [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Nonallowable	Total
1. Cash	$ 223,386 [200]		$ 223,386 [750]
2. Cash segregated in compliance with federal and other regulations	96,264 [210]		96,264 [760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	[290]		[800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	3200 [310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	3200 [830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Canadian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	15,449 [400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Nonallowable	Total
E. Stocks and warrants		$ 4,654 [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Spot commodities		[430]		$ 20,103 [850]
8. Securities owned not readily marketable:				
A. At Cost	$ [130]			
B. At estimated fair value		[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value			[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous		[530]	2276 [720]	2276 [930]
16. TOTAL ASSETS		$ 342,953 [540]	$ 2276 [740]	$ 345,229 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		▼21 [1510]
2. Other	▼16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	▼19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of ▼15 $ [950]	[1120]		▼22 [1580]
B. Commodities accounts	▼17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	1465 [1180]		▼23 1465 [1650]
D. Deferred income taxes		▼20 [1370]	[1660]
E. Accrued expenses and other liabilities	100 [1190]		100 [1670]
F. Other	▼18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/62

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:							
A. Unsecured		$	1210			$	1690
B. Secured			1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1 (d)) of	$ 980						
B. Securities borrowings, at market value: from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements;					1420		1730
1. from outsiders	$ 1000						
2. Includes equity subordination (15c3-1 (d)) of	$ 1010						
D. Exchange memberships contributed for use of company at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
26. TOTAL LIABILITIES		$ 1565	1230	$	1450	$ 1565	1760

Ownership Equity

27. Sole proprietorship	$	1770
28. Partnership- limited partners $ [1020]		1780
29. Corporation:		
A. Preferred stock		1791
B. Common stock	140,000	1792
C. Additional paid-in capital		1793
D. Retained earnings	203,664	1794
E. Total		1795
F. Less capital stock in treasury	( )	1796
30. TOTAL OWNERSHIP EQUITY	$ 343,664	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 345,229	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)	$ 343,664 [3480]
2. Deduct: Ownership equity not allowable for net capital	( ) [3490]
3. Total ownership equity qualified for net capital	343,664 [3500]
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	[3520]
B. Other (deductions) or allowable credits (List)	[3525]
5. Total capital and allowable subordinated liabilities	$ [3530]
6. Deductions and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ [3540]
1. Additional charges for customers' and non-customers' security accounts	[3550]
2. Additional charges for customers' and non-customers' commodity accounts	[3560]
B. Aged fail-to-deliver:	[3570]
1. Number of items [3450]	
C. Aged short security differences-less reserve of $ [3460] number of items [3470]	[3580]
D. Secured demand note deficiency	[3590]
E. Commodity futures contracts and spot commodities – proprietary capital charges	[3600]
F. Other deductions and/or charges	[3610]
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	[3615]
H. Total deductions and/or charges	(2276) [3620]
7. Other additions and/or allowable credits (List)	[3630]
8. Net Capital before haircuts on securities positions	$ 341,388 [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):	
A. Contractual securities commitments	[3660]
B. Subordinated securities borrowings	[3670]
C. Trading and investment securities:	
1. Bankers' acceptances, certificates of deposit and commercial paper	46 [3680]
2. U.S. and Canadian government obligations	[3690]
3. State and municipal government obligations	[3700]
4. Corporate obligations	950 [3710]
5. Stocks and warrants	698 [3720]
6. Options	[3730]
7. Arbitrage	[3732]
8. Other securities	[3734]
D. Undue concentration	[3650]
E. Other (list)	[3736]
	(1694) [3740]
10. Net Capital	$ 339,694 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	104	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	89,694	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$		3838
19. Total aggregate indebtedness			$	1565	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	0.004	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER TRANSMITTAL SECURITIES CORP.

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]

Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading			93,068	3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue INT. & DIV. & WTC GRANT			22,181	3995
12. Total revenue			$ 115,249	4030

EXPENSES

13. Registered representatives' compensation			$	4110
14. Clerical and administrative employees' expenses			71,227	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			3405	4060
20. Occupancy and equipment costs			14,449	4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			2584	4195
27. Other expenses			67,074	4100
28. Total expenses			$ 158,739	4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 43,490	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 43,490	4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 3998	4211

10/85

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/82

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ..... $ [4340]
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) ..... [4350]
3. Monies payable against customers' securities loaned (see Note C) ..... [4360]
4. Customers' securities failed to receive (see Note D) ..... [4370]
5. Credit balances in firm accounts which are attributable to principal sales to customers ..... [4380]
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days ..... [4390]
7. **Market value of short security count differences over 30 calendar days old ..... [4400]
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days ..... [4410]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days ..... [4420]
10. Other (List) ..... [4425]
11. TOTAL CREDITS ..... $ 0 [44

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ..... $ [4440]
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver ..... [4450]
14. Failed to deliver of customers' securities not older than 30 calendar days ..... [4460]
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F) ..... [4465]
16. Other (List) ..... [4469]
17. **Aggregate debit items ..... $ [4
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i)) ..... ( ) [4
19. **TOTAL 15c3-3 DEBITS ..... $ 0 [4

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ..... $ [4
21. Excess of total credits over total debits (line 11 less line 19) ..... [4
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits ..... 96,264 [4
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period ..... [4
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities ..... [4
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities ..... $ [4
26. Date of deposit (MMDDYY) ..... [4

OMIT PEN

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly ✓ [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

N/A

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ [4586]
   A. Number of Items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]
   A. Number of Items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP as of 12/31/82

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash	N/A	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES Corp For the period (MMDDYY) from 1/1/02 to 12/31/02

RECAP

Ownership Equity and Subordinated Liabilities ~~maturing~~ or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital

A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 337,154	4240
A. Net income (loss)			(43,490)	4250
B. Additions (Includes non-conforming capital of	$ 50,000	4262)	50,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 343,664	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER TRANSMITTAL SECURITIES CORP. as of 12/31/02

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890	0	4900
	B. breaks short	$	4910	0	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) ... Yes [✓] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3.	Personnel employed at end of reporting period:		
	A. Income producing personnel	1	4950
	B. Non-income producing personnel (all other)	3	4960
	C. Total	4	4970
4.	Actual number of tickets executed during current month of reporting period	41	4980
5.	Number of corrected customer confirmations mailed after settlement date		4990

		No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6.	Money differences		5000	$	5010		5020	$ 0	5030
7.	Security suspense accounts		5040	$	5050		5060	$ 0	5070
8.	Security difference accounts		5080	$	5090		5100	$ 0	5110
9.	Commodity suspense accounts		5120	$	5130		5140	$ 0	5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$ 0	5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$ 0	5230
12.	Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$ 0	5270
13.	Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$ 0	5310
14.	Total		5320	$	5330		5340	$ 0	5350

		No. of Items		Ledger Amount		Market Value	
15.	Failed to deliver 5 business days or longer (21 business day or longer in the case of Municipal Securities)		5360	$	5361	$ 0	5362
16.	Failed to receive 5 business days or longer (21 business day or longer in this case of Municipal Securities)		5363	$	5364	$	5365

17.	Security concentrations (See instructions in Part I):		
	A. Proprietary positions	$ N/A	5370
	B. Customers' accounts under Rule 15c3-3	$ 0	5374
18.	Total of personal capital borrowings due within six months	$ 0	5378
19.	Maximum haircuts on underwriting commitments during the period	$ 0	5380
20.	Planned capital expenditures for business expansion during next six months	$ 0	5382
21	Liabilities of other individuals or organizations guaranteed by respondent	$ 0	5384
22.	Lease and rentals payable within one year	$ 14,626	5386
23	Aggregate lease and rental commitments payable for entire term of the lease		
	A Gross	$	5388
	B. Net	$	5390

OMIT PENNIES

10/85

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19__ [8004]
or if less than 12 months

Report for the period beginning 01/01/02 [8005] and ending 12/31/02 [8006]
MM DD YY / MM DD YY

SEC FILE NUMBER
8- 12-003602 [8011]

1. NAME OF BROKER DEALER
TRANSMITTAL SECURITIES CORP. [8020] N 9

OFFICIAL USE ONLY [8021]
Firm No. M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities ....(enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals ....(enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments ....(enter applicable code: 1=Yes 2=No) 1 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 1 [8084]

9. Respondent's total number of public customers accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts .... 787 [8080]
(b) Omnibus accounts .... Ø [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter ap   able code: 1=Yes 2=No) 1 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)	2	8086
(b) Self-Clearing	1	8087
(c) Omnibus	2	8088
(d) Introducing	2	8089
(e) Other	2	8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	4	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	1	8102

14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:	Actual	187	8105
	Estimate		8106
(a) equity securities transactions effected on a national securities exchange		0	8107
(b) equity securities transactions effected other than on a national securities exchange		0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		187	8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No) [1] 8111

18. Number of branch offices operated by respondent . . . . [2] 8112

19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No) [2] 8113

20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No) [2] 8114

(b) Name of parent [12] ______________________ 8116

21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No) [2] 8115

22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)* [1] 8117

23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period . . . . [$ 0] 8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*

TRANSMITTAL SECURITIES CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TRANSMITTAL SECURITIES CORP.
New York, NY

We have audited the accompanying statements of financial condition of **TRANSMITTAL SECURITIES CORP.** as of December 31, 2002 and the related statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANSMITTAL SECURITIES CORP.** as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
February 11, 2003

TRANSMITTAL SECURITIES CORP.
Statement of Financial Condition
As at December 31, 2002

ASSETS

Current Assets		
Cash in Banks	$	223,386
Securities Owned at Market Value		20,103
Receivable From Brokers		3,200
Total Current Assets		246,689
Other Assets:		
Special Reserve Account for Exclusive Benefit of Customers (Note 2)		96,264
Sundry Assets		2,276
Total Other Assets		98,540
TOTAL ASSETS	$	345,229

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses, Taxes and Sundry Payables		1,565
Total Current Liabilities		1,565
Total Liabilities		1,565
Stockholders' Equity		
Common Stock, No Par Value 200 Shares Authorized and Issued		50,000
Additional Paid-in Capital		90,000
Retained Earnings		203,664
Total Stockholder's Equity		343,664
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	345,229

The accompanying Auditors' Report Notes to Financial Statements are integral parts of this Statement and should be read in conjunction therewith.

TRANSMITTAL SECURITIES CORP.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2002

INCOME:		
Trading Income	$	91,447
World Trade Center Grant		3,545
Service Fee and Commission		1,621
Dividends and interest		18,636
Total Income		115,249
EXPENSES:		
Office Salaries		71,227
Registration and Filing Fees		2,584
Telephone		3,405
Rent		14,449
Subscriptions		3,528
Professional Fees		24,745
Office Expense		2,916
Utilities		2,580
Payroll Taxes		7,180
Bank Charges and Fees		3,095
Insurance		18,960
Advertising		290
Bad Debt		1,000
Miscellaneous		2,260
Total Expenses		158,219
Income (Loss) Before Provision of Taxes	(	42,970)
Provision for State and Local Corporate Income Taxes		520
Net Income (Loss)	(	43,490)
Retained Earnings - Beginning		247,154
Retained Earnings - Ending	$	203,664

The Accompanying Auditors' Report and Notes to Financial Statements are integral parts of this Statement and should be read in conjunction therewith.

TRANSMITTAL SECURITIES CORP.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$(43,490)
Changes in:	
Prepaid Expenses	333
Prepaid Taxes	46
Inventory of Securities	(8,601)
Receivable from Customers	(850)
Reserve Account	(1,698)
Sundry Assets	6,000
Payable to Customers	(232)
Accrued Expenses, Taxes & Sundry Taxables	(1,401)
Total adjustments	(6,403)
Net Cash Provided (Used) by Operations	(49,893)
Cash flows from financing activities:	
Proceeds from paid-in capital	50,000
Net cash provided (used) by financing activities	50,000
Net Increase (Decrease) in Cash	107
Cash at January 1,2002	223,279
Cash at December 31,2002	$ 223,386
Income Taxes	$ 447

The accompanying Auditors' Report and Notes to Financial Statements. are integral parts of this Statement and should be read in conjunction therewith.

TRANSMITTAL SECURITIES CORP.
Notes to Financial Statements
December 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements and its income tax reports on the accrual basis. Inventory is recorded at market value as required for broker-dealers.

NOTE 2 - SPECIAL RESERVE ACCOUNT

The reserve account of $96,265 is in excess of reserve requirements.

NOTE 3 - CAPITAL REQUIREMENTS

The concept of the Net Capital Rule of the Securities Exchange Commission is liquidity, and requires a broker dealer to have sufficient liquid assets to cover liabilities. At December 31, 2002, the firm's net capital of $339,694 computed in accordance with the Rule, exceeded the minimum requirement of $250,000.

NOTE 4 - INTERNAL CONTROL

No material inadequacies in the firm's internal control were found to exist.

NOTE 5 - FORM X-17A-5

Part II of the most recent annual report on Form X-17A-5 of the corporation is available for examination and copying at its principal office at
82 Wall Street, New York, New York 10005, and at the Securities Exchange Commission.

NOTE 6 -

The Company leases space at 82 Wall Street, New York, N.Y. on a month to month basis, no formal lease exists.

See Auditors' Report

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

February 11, 2003

NASD Regulation, Inc.
District 10
NASD Financial Center
33 Whitehall Street
New York, NY 10004-2193

RE: Transmittal Securities Corporation

Gentlemen:

Please be advised that no material differences exist within the audited computation of net capital and the firm's corresponding unaudited FOCUS Report Part II.

Also, please be advised that no material differences exist between the audited computation of 15c3-3 reserve requirements and the firm's corresponding unaudited FOCUS Report Part II.

Also, please be advised that the company meets the requirements under SEC Rule 15c3-3 with respect to the information relating to the possession or control requirements.

Sincerely,

BERNATH & ROSENBERG, P.C.

Jacob I. Rosenberg,
Certified Public Accountant

cc: Transmittal
sb
enclosure

OATH OR AFFIRMATION

I, AVIVA JAKUBOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSMITTAL SECURITIES CORP., as of DEC. 31, 2002, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

MIRIAM COHN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-4911063
QUALIFIED IN ROCKLAND COUNTY
COMMISSION EXPIRES NOV. 2, ~~1993~~ 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*